SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. 2)

                                EMCOR GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    29084Q100
                                 (CUSIP NUMBER)

                          BAY HARBOUR MANAGEMENT, L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                              DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 30, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

                      (Continued on the following pages)
                              (Page 1 of 21 Pages)

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 2 of 21 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Steven A. Van Dyke

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO, PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                         30,600
                ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                    1,397,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER                    30,600
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER               1,397,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,427,967
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                          IN, HC
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 3 of 21 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Douglas P. Teitelbaum

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                         -0-
                ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                 1,397,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER                    -0-
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER            1,397,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,397,367
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                          IN, HC
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 4 of 21 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Tower Investment Group, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-2924229
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                   -0-
                ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                      1,397,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER               -0-
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER                 1,397,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,397,367
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              HC
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                  Page 5 of 21 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Bay Harbour Management, L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    59-3418243
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------

 Number of
  Shares           7   SOLE VOTING POWER                      247,000
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       1,150,367
   Owned by
                ----------------------------------------------------------------

 Each Reporting    9   SOLE DISPOSITIVE POWER                 247,000
                ----------------------------------------------------------------

  Person With      10  SHARED DISPOSITIVE POWER                  1,150,367
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,397,367
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              IA
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 6 of 21 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour Investments, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                       -0-
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                 365,479
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                  -0-
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER            365,479
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     365,479
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 7 of 21 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour 90-1, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      345,650
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 345,650
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     345,650
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              PN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 8 of 21 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                   Trophy Hunter Investments, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      380,000
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 380,000
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     380,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              PN
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 9 of 21 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour Partners, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      374,888
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 374,888
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     374,888
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 10 of 21 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Trophy Hunter Partners, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      30,000
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       -0-
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 30,000
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 11 of 21 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Bay Harbour 98-1, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                                  -0-
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       19,829
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                   -0-
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER             19,829
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,829
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

-------------------------                              -------------------------
   CUSIP No. 29084Q100                13D                 Page 12 of 21 Pages
-------------------------                              -------------------------

1    NAME OF REPORTING PERSON                     Trophy Hunters, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]
                                                           (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             Florida
--------------------------------------------------------------------------------
 Number of
  Shares           7   SOLE VOTING POWER                      -0-
               ----------------------------------------------------------------
 Beneficially      8   SHARED VOTING POWER                       380,000
   Owned by
                ----------------------------------------------------------------
 Each Reporting    9   SOLE DISPOSITIVE POWER                 -0-
                ----------------------------------------------------------------
  Person With      10  SHARED DISPOSITIVE POWER                  380,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     380,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                              CO
--------------------------------------------------------------------------------

         This Amendment No. 2 amends and supplements the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on November 4, 1998 (the "Schedule 13D"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), Steven A. Van Dyke ("Van Dyke"), and Douglas P. Teitelbaum ("Teitelbaum"), as amended by Amendment No.1, filed with the SEC on December 18, 1998, which added the following persons (herein referred to collectively with Bay Harbour, Tower, Van Dyke and Teitelbaum as the "Reporting Persons"): Bay Harbour 90-1, Ltd., Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Investments, Inc., Trophy Hunters, Inc., Bay Harbour Partners, Ltd. and Trophy Hunter Partners, Ltd.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following statement at the end of the existing Item 3.

      Since the filing of Amendment No.1 to the Schedule 13D, Bay Harbour 90-1, Ltd. purchased an aggregate of 5,000 shares of Emcor Common Stock for total consideration (including brokerage commissions) of $81,900. The source of funds used by Bay Harbour 90-1, Ltd. to purchase such shares was capital invested by its limited partners.

      Since the filing of Amendment No. 1 to the Schedule 13D, Bay Harbour Partners, Ltd. purchased an aggregate of 10,000 shares of Emcor Common Stock for total consideration (including brokerage commissions) of $162,550. The source of funds used by Bay Harbour Partners, Ltd. to purchase such shares was Capital invested by its shareholders.

      Since the Filing of Amendment No. 1 to the Schedule 13D, Trophy Hunter Investments, Ltd. Purchased an aggregate of 24,000 shares of Emcor Common Stock for total consideration (including brokerage commissions) of $390,300. The source of the funds used by Trophy Hunter Partners, ltd. to purchase such shares was capital invested by its shareholders.

      Since the Filing of Amendment No. 1 to the Schedule 13D, Bay Harbour purchased an aggregate of 25,000 shares of EMCOR Common Stock for total consideration (including brokerage commissions) of $405,700. The source of funds used by Bay Harbour to purchase such shares was Capital in investment accounts managed on a discretionary basis by Bay Harbour.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following statement at the end of the existing Item 4.

By letter dated December 30, 1998, Bay Harbour 90-1, Ltd. notified Emcor, pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, of its intention to present the following proposal (the "Proposal") for action at the forthcoming Annual Meeting of Stockholders to be held in 1999 (the "1999 Annual Meeting"):

"RESOLVED, that, with a view toward maximizing stockholder value, the stockholders of EMCOR Group, Inc. (the "Corporation") recommend that the Board of Directors of the Corporation immediately engage the services of a nationally recognized investment banking firm to pursue the possible sale of the Corporation (by means of a merger, sale of capital stock, sale of assets or otherwise) to an appropriate targeted group of potential strategic acquirors."

Bay Harbour 90-1 Ltd. also requested that Emcor include the Proposal and a statement in support thereof in its proxy statement for the 1999 Annual Meeting. As previously disclosed in the Schedule 13D, the Reporting Persons believe that it is the proper time for Emcor to actively seek out a strategic buyer for its business.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended in its entirety to read as follows:

          (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,427,967 Shares (including 36,576 Shares issuable upon conversion of the Debentures), constituting 14.35% of the outstanding shares of Emcor Common Stock (the percentage of shares of Emcor Common Stock beneficially owned being based upon 9,952,803 shares of Emcor Common Stock outstanding on October 28, 1998, as set forth in the Emcor's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1998). The Reporting Persons may be deemed to have direct beneficial ownership of shares of Emcor Common Stock as follows:

                                                                       Approximate
                                                     Aggregate         Percentage of
                                  Number of Shares   Principal         Outstanding Shares of
                                  of Emcor           Amount of         Emcor Common Stock
Name                              Common Stock       Debentures        Beneficially Owned
----                              ------------       ----------        ------------------
Bay Harbour 90-1, Ltd.              329,191           450,00 (1)            3.5%
Trophy Hunter Investments, Ltd.     380,000                                 3.8%
Bay Harbour Partners, Ltd.          356,600          500,000 (2)            3.8%
Bay Harbour 98-1, Ltd.              18,000            50,000 (3)            0.2%
Trophy Hunter Partners, Ltd.        30,000                                  0.3%
Bay Harbour                         247,000                                 2.5%
Steve Van Dyke                      30,600 (4)                              0.3%


--------------------

(1) Convertible into 16,459 Shares based upon a conversion price of $27.34 per Share.
(2) Convertible into 18,288 Shares based upon a conversion price of $27.34 per Share.
(3) Convertible into 1,829 Shares based upon a conversion price of $27.34 per Share.
(4) Includes 26,900 Shares held in a joint account with Ann Van Dyke, not a Reporting Person.

     Tower, as the majority shareholder of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Securities as to which Bay Harbour possesses direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as directors, executive officers and shareholders of Tower, may be deemed to beneficially own the Securities which Tower may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Securities for all other purposes.

     Bay Harbour has direct beneficial ownership of the Securities held in certain accounts that it manages. Each of Messrs. Teitelbaum and Van Dyke, as executive officers and directors of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Securities which Bay Harbour beneficially owns. Each of Messrs. Teitelbaum and Van Dyke hereby disclaims beneficial ownership of such Securities for all other purposes.

                  Bay Harbour Investments, Inc., as the general partner of Bay Harbour 90-1, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour 90-1 may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Inc., Bay Harbour and Tower may be deemed to beneficially own Securities which Bay Harbour 90-1 may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Trophy Hunters, Inc., as the general partner of Trophy Hunter Investments, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Trophy Hunters Investments, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Trophy Hunters, Inc., Bay Harbour and Tower may be deemed to beneficially own Securities which Trophy Hunter Investments, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Bay Harbour, as the investment advisor of Trophy Hunter Partners, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Trophy Hunters Partners, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own Securities which Trophy Hunter Partners, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Bay Harbour, as the investment advisor of Bay Harbour Partners, Ltd., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour Partners, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own Securities which Bay Harbour Partners, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

                  Bay Harbour Investments, Inc., as the general partner of Bay Harbour 98-1, Ltd. may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Securities which Bay Harbour 98-1, Ltd. may be deemed to possess direct beneficial ownership. Each of Messrs. Van Dyke and Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Inc., may be deemed to beneficially own Securities which Bay Harbour 98-1, Ltd. may be deemed to beneficially own. Each of Messrs. Van Dyke and Teitelbaum disclaims beneficial ownership of such Shares for all other purposes.

     (b) Bay Harbour has the sole power to vote or direct the vote of 247,000 shares of Emcor Common Stock held in accounts and that it manages, and the sole power to dispose or direct the disposition of all such shares of Emcor Common Stock. Tower and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour the power to vote or to direct the vote and to dispose of or to direct the disposition of such shares of Emcor Common Stock.

     Van Dyke has the sole power to vote or direct the vote of 30,600 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such shares of Emcor Common Stock. Van Dyke's wife, Ann Van Dyke (not a Reporting Person) may be deemed to share with Van Dyke the power to vote or direct the vote and to dispose of or direct the disposition of 26,900 of such shares of Emcor Common Stock.

Bay Harbor 90-1, Ltd. has the sole power to vote or direct the vote of 329,191 Shares and, after conversion of the Debentures, an additional 16,459 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Bay Harbour Investments, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbor 90-1, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Bay Harbour 98-1, Ltd. has the sole power to vote or direct the vote of 18,000 Shares and, after conversion of the Debentures, an additional 1,829 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Bay Harbour Investments, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour 98-1, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Bay Harbour Partners, Ltd. has the sole power to vote or direct the vote of 356,600 Shares and, after conversion of the Debentures, an additional 18,288 shares of Emcor Common Stock and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour and Messrs. Van Dyke and Teitelbaum may be deemed to share with Bay Harbour Partners, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Trophy Hunter Investments, Ltd. has the sole power to vote or direct the vote of 380,000 Shares and the sole power to dispose or direct the disposition of such Securities. Tower, Bay Harbour, Trophy Hunters, Inc. and Messrs. Van Dyke and Teitelbaum may be deemed to share with Trophy Hunter Investments, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

Trophy Hunter Partners, Ltd. has the sole power to vote or direct the vote of 30,000 Shares and the sole power to dispose or direct the disposition of such Securities. Tower and Messrs. Van Dyke and Teitelbaum may be deemed to share with Trophy Hunter Partners, Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of such Securities.

     (c) Information concerning transactions in the shares of Emcor Common Stock by the Reporting Persons since their most recent filing on Schedule 13D is set forth in Exhibit VI attached hereto, which is incorporated herein by reference.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities, except the dividends from, or proceeds from the sale of shares of Emcor Common Stock, and interest on or proceeds from the sale of Debentures in each respective account managed by Bay Harbour and the investment partnerships for which Bay Harbour acts as an investment advisor will be delivered into each such respective account or to such investment partnership, as the case may be. No such individual account, investment partnership or limited partner thereof has an interest in shares of Emcor Common Stock reported in this Schedule 13D representing more than five percent of the class of outstanding shares of Emcor Common Stock.

     (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT VI Information concerning transactions in shares of Emcor Common Stock since their most recent filing on Schedule 13D.

                                   SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 1999

                              BAY HARBOUR MANAGEMENT, L.C.

                              By: /s/ Steven A. Van Dyke
                                  ------------------------------
                                  Name:  Steven A. Van Dyke
                                  Title: President



                              TOWER INVESTMENT GROUP, INC.

                              By: /s/ Steven A. Van Dyke
                                  ------------------------------
                                  Name:  Steven A. Van Dyke
                                  Title: President


                                  /s/ Steven A.Van Dyke
                                  ------------------------------
                                  STEVEN A. VAN DYKE


                                  /s/ Douglas P. Teitelbaum
                                  ------------------------------
                                  DOUGLAS P. TEITELBAUM



                              BAY HARBOUR 90-1, LTD.

                              By: /s/ Steven A.Van Dyke
                                  ------------------------------
                                  Name: Steven A. Van Dyke
                                  Title: Authorized Signatory



                              BAY HARBOUR 98-1, LTD.

                              By: /s/ Steven A.Van Dyke
                                  ------------------------------
                                  Name: Steven A. Van Dyke
                                  Title: Authorized Signatory

                              TROPHY HUNTER INVESTMENTS, LTD.

                              By: /s/ Steven A.Van Dyke
                                  ------------------------------
                                  Name: Steven A. Van Dyke
                                  Title: Authorized Signatory


                              BAY HARBOUR INVESTMENTS, INC.

                              By: /s/ Steven A.Van Dyke
                                  ------------------------------
                                  Name: Steven A. Van Dyke
                                  Title: Authorized Signatory


                              TROPHY HUNTERS, INC.

                              By: /s/ Steven A.Van Dyke
                                  ------------------------------
                                  Name: Steven A. Van Dyke
                                  Title: Authorized Signatory


                              BAY HARBOR PARTNERS, LTD.

                              By: /s/ Steven A.Van Dyke
                                  ------------------------------
                                  Name: Steven A. Van Dyke
                                  Title: Authorized Signatory


                              TROPHY HUNTER PARTNERS, LTD.

                              By: /s/ Steven A.Van Dyke
                                  ------------------------------
                                  Name: Steven A. Van Dyke
                                  Title: Authorized Signatory

                                  Exhibit Index
                                  -------------



EXHIBIT VI Information concerning transactions in shares of Emcor Common Stock since their most recent filing on Schedule 13D.